Exhibit 99.2

Limited Review Report

Review Report to

The Board of Directors

Vedanta Limited

We have reviewed the accompanying statement of unaudited financial results of Vedanta Limited (‘the Company’) for the quarter ended June 30, 2016 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & CO. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Raj Agrawal

Partner

Membership No.: 82028

Place: Gurgaon

Date: July 29, 2016

Limited Review Report

Review Report to

The Board of Directors

Vedanta Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of Vedanta Group comprising Vedanta Limited (‘the Company’) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), its jointly controlled entities and its associates, for the quarter ended June 30, 2016 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.	We did not review revenues and assets of Rs. 1,553 Crores and Rs. 3,048 Crores respectively, included in the accompanying unaudited consolidated financial results relating to subsidiaries, whose financial information have been reviewed by the other auditors and whose reports have been furnished to us. Our conclusion on the unaudited quarterly financial results, in so far as it relates to such subsidiaries is based solely on the reports of the other auditors.

4.	We also did not review revenue and assets of Rs. 0.25 crore and Rs. 473 crore respectively, included in the accompanying unaudited consolidated financial results relating to subsidiaries, whose financial information has not been reviewed by their auditors. Our conclusion on the unaudited quarterly financial results, in so far as it relates to such subsidiaries is based solely on the management accounts of those entities.

5.	Based on our review conducted as above and on consideration of reports of other auditors on the unaudited separate quarterly financial results and on the other financial information of the components, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & CO. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Raj Agrawal

Partner

Membership No.: 82028

Place: Gurgaon

Date: July 29, 2016